UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AERCAP HOLDINGS, N.V.
(Name of Issuer)

Ordinary Shares, (euro) 0.01 par value per share
(Title of Class of Securities)

N00985106
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
299 Park Avenue, 22nd Floor	1251 Avenue of the Americas, 18th Floor
New York, New York 10171	New York, New York 10020
(212) 891-2100	(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	N00985106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)	Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): *

14.	Type of Reporting Person (See Instructions): IA, IN

* As of the filing date of this Schedule 13D Amendment No. 3, Cerberus Capital Management, L.P. (“CCM”), collectively with one or more funds and/or accounts managed by it and/or its affiliates (the “Funds and Accounts”), holds 100% of the equity interests in Cerberus Fern Investor L.P. (“Cerberus Fern Investor”).  As of the filing date of this Schedule 13D Amendment No. 3, Cerberus Fern Investor owns 100% of the common shares of Cerberus Fern Holdings Ltd. (“Holdings I”) and Holdings I owns 100% of the common shares of Fern S.a.r.l. (“Fern I,” and collectively with CCM, the Funds and Accounts, Cerberus Fern Investor and Holdings I, the “Cerberus Entities”).  As of the filing date of this Schedule 13D Amendment No. 3, Fern I holds 28,597,804 ordinary shares, (euro) 0.01 par value per share (the “Shares”), of Aercap Holdings N.V. (the “Company”).  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all Shares held (directly or indirectly) by the Cerberus Entities. Thus, as of the filing date of this Schedule 13D Amendment No. 3, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg may be deemed to beneficially own 28,597,804 Shares, or 19.2% of the Shares deemed issued and outstanding. Certain members of the Company’s senior management and Board of Directors hold vested (i) options issued by Fern I which are exercisable directly into a portion of the Shares held by Fern I (the “Fern I Options”) and (ii) options to purchase common shares of Holdings I, which are convertible, at the election of the holder, into Fern I Options (the “Holdings I Options”), all of which options are exercisable upon or within sixty (60) days of the filing date of this Schedule 13D Amendment No. 3.  If all of the Holdings I Options were converted into Fern I Options and all of the Fern I Options were exercised, on a pass through basis, as of the filing date of this Schedule 13D Amendment No. 3, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 27,851,839 Shares, or 18.7% of the Shares deemed issued and outstanding.

This Schedule 13D Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Stephen Feinberg on November 30, 2006, the Schedule 13D Amendment No. 1 filed with the SEC by Mr. Feinberg on August 14, 2007 (“Amendment No. 1”) and the Schedule 13D Amendment No. 2 filed with the SEC by Mr. Feinberg on November 29, 2010 (“Amendment No. 2”).  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D, Amendment No. 1 or Amendment No. 2.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D, Amendment No. 1 and Amendment No. 2, unless otherwise defined herein.

Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

      On December 7, 2010, Fern I distributed 3,538,115 Shares to Holdings I, which were immediately distributed by Holdings I to Cerberus Fern Investor, which were immediately distributed by Cerberus Fern Investor to the Funds and Accounts, which were immediately distributed by the Funds and Accounts to certain investors in the Funds and Accounts.  As a result of the foregoing, as of December 7, 2010, neither Mr. Feinberg nor the Cerberus Entities have or share the power to vote or to dispose of these 3,538,115 Shares.  On December 9, 2010, certain members of the Company's senior management and Board of Directors exercised certain options issued by Fern I, which are exercisable directly into a portion of the Shares held by Fern I (the “Fern I Options”).  In connection therewith, Fern I distributed 1,437,156 shares to such persons.  As a result of the foregoing, as of December 9, 2010, neither Mr. Feinberg nor the Cerberus Entities have or share the power to vote or dispose of these 1,437,156 Shares.

       As of the filing date of this Amendment No. 3, Fern I holds 28,597,804 Shares.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all Shares held (directly or indirectly) by the Cerberus Entities. Thus, as of the filing date of this Amendment No. 3, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg may be deemed to beneficially own 28,597,804 Shares, or 19.2% of the Shares deemed issued and outstanding.  Certain members of the Company’s senior management and Board of Directors hold vested (i) Fern I Options and (ii) options to purchase common shares of Holdings I, which are convertible, at the election of the holder, into Fern I Options (the “Holdings I Options”), all of which options are exercisable upon or within sixty (60) days of the filing date of this Amendment No. 3.  If all of the Holdings I Options were converted into Fern I Options and all of the Fern I Options were exercised, on a pass through basis, as of the filing date of this Amendment No. 3, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 27,851,839 Shares, or 18.7% of the Shares deemed issued and outstanding.

       Other  than  the  transactions  described  in this  Amendment No. 3, since the filing of Amendment No. 2 with the SEC, there were no transactions  in Shares,  or securities  convertible  into,  exercisable for or exchangeable for Shares, by Mr. Feinberg or the Cerberus Entities or any person or entity  controlled by them or any person or entity  for which  they  possess voting or investment control over the securities thereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2010

/s/ Stephen Feinberg

Stephen Feinberg, on behalf of Craig Court, Inc., the sole member of Craig Court GP, LLC, the sole general partner of Cerberus Capital Management, L.P., and as investment manager for the other Cerberus Entities

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).